Exhibit 99.1

media release

SMART Reports Third Quarter 2016 Financial Results

•	Revenue: $77.7 million
•	Adjusted EBITDA: $1.7 million
•	Net Loss: $23.1 million Adjusted; $49.5 million GAAP

CALGARY, Alberta - - February 11, 2016 - - SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of collaboration solutions, today announced financial results for its third quarter ended December 31, 2015.

“The third quarter was a difficult period in what continues to be a challenging turnaround for SMART,” said Neil Gaydon, President and CEO of SMART. “Over the last few quarters we have focused on launching new and innovative solutions to support longer-term growth as our legacy business remains in transition. While the strategic review is ongoing, during the quarter we moved quickly and decisively to manage our costs, ensuring our cost structure remains supportive of SMART’s broader future objectives.”

Mr. Gaydon continued, "We have decided not to provide forward-looking guidance at this time, due to the inherent lack of visibility in the business and the difficulty of predicting sales of our still relatively new product lines."

GAAP Results
(US$ millions except	Three months ended December 31,		Nine months ended December 31,
per share amounts)	2015	2014	2015	2014
Revenue	$77.7	$126.6	$280.1	$393.3
Net (loss) income	$(49.5)	$9.3	$ (60.7)	$33.7
EPS (diluted)	$(0.41)	$0.07	$(0.50)	$0.27

Non-GAAP Results
(US$ millions except	Three months ended December 31,		Nine months ended December 31,
per share amounts)	2015	2014	2015	2014
Adjusted Revenue (1)	$77.7	$111.3	$280.1	$345.5
Adjusted Gross Margin (1)	$24.4	$41.8	$98.2	$134.8
Adjusted EBITDA (1)	$1.7	$10.9	$10.9	$32.5
Adjusted Net (Loss) Income (1)	$(23.1)	$2.2	$(27.3)	$5.4
Adjusted EPS (diluted) (1)	$(0.19)	$0.02	$(0.22)	$0.04

(1) We changed the definition of Adjusted Revenue in the second quarter of fiscal 2016, and excluded an inventory charge of $21 million that we recognized in connection with slower than anticipated kapp sales (the “kapp Inventory Charge”). See Non-GAAP measures below. Amounts presented in respect of prior periods have been restated to account for these changes to the definition and the kapp Inventory Charge.

Financial Highlights

•	Revenue decreased by $49 million, from $127 million in the third quarter of fiscal 2015 to $78 million in the third quarter of fiscal 2016. Adjusted Revenue, which is defined below under Non-GAAP measures, decreased by $34 million, from $111 million in the third quarter of fiscal 2015 to $78 million in the third quarter of fiscal 2016, primarily due to lower revenue from interactive whiteboards, interactive projectors and attachment products, partly offset by modest period-over-period increases in revenue from interactive flat panels.
•	Our legacy business is comprised primarily of interactive whiteboards for the education segment, while our new hardware and software solutions include interactive flat panels (“IFPs”), Notebook Advantage and SMART amp for the education market, SMART Room Systems (“SRS”), Visual Collaboration Solutions (“VCS”) and kapp iQ for the enterprise market and kapp. The new hardware and software products we have introduced comprised approximately 50% of our revenue in the third quarter of fiscal 2016. Education IFP revenue grew approximately 40% over the prior quarter and comprised approximately 35% of our education revenue. In enterprise, VCS comprised approximately 50%, SRS comprised approximately 20% and kapp iQ comprised approximately 15% of revenue in the third quarter of fiscal 2016. Although a modest portion of overall revenue, SMART Notebook software and SMART Notebook Advantage, our software maintenance program, showed year-over-year revenue growth.

•	Gross margin decreased by $53 million, from $57 million in the third quarter of fiscal 2015 to $4 million in the third quarter of fiscal 2016. Gross margin was negatively impacted by the $21 million kapp Inventory Charge recorded in the third quarter of fiscal 2016. Adjusted Gross Margin, which is defined below under Non-GAAP measures, decreased by $17 million, from $42 million in the third quarter of fiscal 2015 to $24 million in the third quarter of fiscal 2016. The decrease was due to lower Adjusted Revenue as discussed previously. The decrease in period-over-period Adjusted Gross Margin percentage was due to a continuing shift in product mix from interactive whiteboards to interactive flat panels which carry a lower gross margin percentage.
•	Cash operating expenses, which is comprised of selling, marketing and administration and research and development expenses, excluding stock-based compensation and bad debt expenses, decreased by $7 million, from $32 million in the third quarter of fiscal 2015 to $25 million in the third quarter of fiscal 2016. The decrease was primarily due to the impact of the fiscal 2016 October restructuring plan.
•	Adjusted Net (Loss) Income, which is defined below under Non-GAAP measures, decreased by $25 million, from Adjusted Net Income of $2 million in the third quarter of fiscal 2015 to Adjusted Net Loss of $23 million in the third quarter of fiscal 2016. The decrease was due to the increase in tax expense in the third quarter of fiscal 2016, primarily due to an increased valuation allowance resulting from the derecognition of previously recognized tax assets.
•	Adjusted EBITDA, which is defined below under Non-GAAP measures, decreased by $9 million, from $11 million in the third quarter of fiscal 2015 to $2 million in the third quarter of fiscal 2016, due to lower gross margin partly offset by lower cash operating expenses.
•	The Company has decided not to provide forward-looking guidance at this time due to the inherent lack of visibility in the business. As a result, our financial condition and future performance and cash flows could materially deviate from any prior guidance we provided.

Conference Call Information

SMART will host a conference call today, February 11, 2016, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the Company's financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through February 19, 2016, by dialing 855.859.2056 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 23889112. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART's website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT - F

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "expect", "intend", "plan", “predict”, "believe", "project", "estimate", "anticipate", "may", "will", “should”, “could”, “risk”, "continue", “further”, “seek”, “ongoing”, “commit” or similar words or statements or by discussions of strategy, plans, objectives, goals, future events or intentions. This press release contains forward-looking statements pertaining to future events and our business, financial condition, financial performance, cost structure, results of operations, cash flows and plans and, in particular, the longer-term growth of the Company.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, as well as those risk factors and assumptions set out in Management’s Discussion and Analysis for the three and nine months ended December 31, 2015 (“MD&A”) and referenced under “Forward Looking Statements” therein, including without limitation our ability to implement meaningful changes to address the Company’s business and financial challenges and our ability to identify, execute and consummate any strategic opportunities that may be identified as a part of our strategic review. Both the Annual Report on Form 20-F and the MD&A can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to revenue, gross margin, gross margin percentage, net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted Net (Loss) Income, Adjusted EBITDA and other non-GAAP measures have inherent limitations, and the reader should therefore not place undue reliance on them.

In the second quarter of fiscal 2016, we changed our definition of Adjusted Revenue from revenue adjusted for the change in deferred revenue balances during the period, to revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate as discussed below. All Adjusted Revenue amounts with respect to prior periods presented herein have been restated to reflect this change.

In the third quarter of fiscal 2016, we recognized the kapp Inventory Charge of $21 million and elected to remove this expense from our non-GAAP financial measures, including Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA. We removed the kapp Inventory Charge as we believe it is unusual and material, and enables us and our shareholders to better assess our operating performance in prior and future periods by improving the comparability of the financial information presented.

We calculate Adjusted Gross Margin by subtracting cost of sales, excluding the kapp Inventory Charge from Adjusted Revenue.

Adjusted Gross Margin percentage is calculated by dividing Adjusted Gross Margin by Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net Income before interest expense, income taxes, depreciation and other income.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products as discussed in Note 1(a) in the unaudited interim consolidated financial statements, and the kapp Inventory Charge as discussed in Note 3 in the unaudited interim consolidated financial statements, we chose to use the non-GAAP measures of Adjusted Revenue and Adjusted Gross Margin. Although the significant impact related to the change in accounting estimate for previously sold products ended in the fourth quarter of fiscal 2015, we will continue adjusting for this change for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

 We use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net (Loss) Income and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net (Loss) Income and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Consolidated Statements of Operations
Revenue	$ 77.7	$ 126.6	$ 280.1	$ 393.3
Cost of sales	73.8	69.5	202.4	210.8
Gross margin	3.9	57.1	77.6	182.5
Operating expenses
Selling, marketing and administration	16.0	23.2	63.3	76.6
Research and development	8.5	9.8	28.8	32.4
Depreciation and amortization	1.7	2.8	6.5	8.8
Restructuring costs	3.8	(0.0)	4.7	2.3
Operating (loss) income	(26.0)	21.4	(25.7)	62.5
Non-operating expenses (income)
Interest expense	4.6	5.0	13.9	15.2
Foreign exchange loss	2.7	3.9	7.8	3.9
Other (income) expense	(0.5)	0.1	(0.7)	(0.5)
(Loss) income before income taxes	(32.7)	12.4	(46.8)	43.8
Income tax expense	16.8	3.1	13.9	10.1
Net (loss) income	$ (49.5)	$ 9.3	$ (60.7)	$ 33.7
(Loss) earnings per share
Basic	$ (0.41)	$ 0.08	$ (0.50)	$ 0.28
Diluted	$ (0.41)	$ 0.07	$ (0.50)	$ 0.27
Weighted-average number of shares outstanding
Basic	122,019,418	121,664,950	121,955,873	121,517,441
Diluted	122,019,418	126,326,724	121,955,873	126,631,956
Period end number of shares outstanding	122,019,418	121,755,411	122,019,418	121,755,411

Amounts in this table may not sum due to rounding.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	Dec 31, 2015	Mar 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$ 19.6	$ 54.5
Trade receivables, net of allowance for receivables of $3.2 and $4.4	55.2	61.6
Income taxes recoverable	5.3	7.4
Inventory	53.8	51.6
Other current assets	6.3	6.5
	140.1	181.6

Inventory	4.9	-
Property and equipment	42.8	54.7
Deferred income taxes	4.0	16.3
Deferred financing fees	1.6	2.5
Other long-term assets	0.5	0.6
	$ 193.9	$ 255.7

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities
Accounts payable	$ 14.6	$ 18.7
Accrued and other current liabilities	41.1	44.3
Deferred revenue	15.2	13.1
Current portion of capital lease obligation	1.1	1.1
Current portion of long-term debt	12.5	10.2
	84.4	87.4

Long-term debt	98.2	96.3
Capital lease obligation	48.4	53.8
Deferred revenue	13.0	11.8
Deferred income taxes	0.4	-
Other long-term liabilities	0.7	0.9
	245.0	250.3
Shareholders' (deficit) equity
Share capital	695.7	695.3
Accumulated other comprehensive income	5.5	2.7
Additional paid-in capital	49.6	48.6
Accumulated deficit	(801.9)	(741.2)
	(51.1)	5.5
	$ 193.9	$ 255.8

Amounts in this table may not sum due to rounding.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Nine months ended December 31,
	2015	2014
Cash (used in) provided by
Operations
Net (loss) income	$ (60.7)	$33.7
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities
Depreciation and amortization	10.2	13.0
Amortization of deferred financing fees	0.7	0.8
Amortization of long-term debt discount	1.2	0.9
Stock-based compensation expense	1.2	2.7
Unrealized loss on foreign exchange	5.5	3.7
Deferred income tax expense	11.2	11.7
Gain on liquidation of foreign subsidiary	-	(0.4)
Other	(0.0)	(0.1)
Changes in operating assets and liabilities:
Trade receivables	6.2	15.4
Inventory	(15.0)	26.2
Other current assets	(0.8)	2.7
Income taxes recoverable	1.4	(7.1)
Accounts payable, accrued and other current liabilities	(1.6)	(33.4)
Deferred revenue	5.8	(39.4)
Cash (used in) provided by operating activities	(34.7)	30.5

Investing
Capital expenditures	(2.5)	(4.6)
Proceeds from sale of long-lived assets	-	0.1
Cash used in investing activities	(2.5)	(4.4)

Financing
Proceeds from long-term debt	10.0	5.0
Repayment of long-term debt	(7.0)	(12.0)
Repayment of capital lease obligation	(0.8)	(0.9)
Participant Equity Loan Plan	0.0	0.2
Other	-	0.0
Cash provided by (used in) financing activities	2.2	(7.7)
Effect of exchange rate changes on cash and cash equivalents	0.2	(2.1)
Net (decrease) increase in cash and cash equivalents	(34.9)	16.3
Cash and cash equivalents, beginning of period	54.5	58.1
Cash and cash equivalents, end of period	$ 19.6	$ 74.4

Amounts in this table may not sum due to rounding.

SMART Technologies Inc.

Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

The following table sets forth the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin.

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Adjusted Revenue
Revenue	$ 77.7	$ 126.6	$ 280.1	$ 393.3
Deferred revenue recognized - accelerated amortization	-	(15.3)	-	(47.7)
Adjusted Revenue	$ 77.7	$ 111.3	$ 280.1	$ 345.5

Adjusted Gross Margin
Gross margin	$ 3.9	$ 57.1	$77.6	$ 182.5
Deferred revenue recognized - accelerated amortization	-	(15.3)	-	(47.7)
kapp Inventory Charge	20.6	-	20.6	-
Adjusted Gross Margin	$ 24.4	$ 41.8	$98.2	$ 134.8

The following table shows the reconciliations of net income to Adjusted Net (Loss) Income and Adjusted EBITDA and basic and diluted earnings per share to Adjusted Net (Loss) Income per share.

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Net (loss) income	$(49.5)	$ 9.3	$ (60.7)	$ 33.7
Adjustments to net (loss) income
Amortization of intangible assets	0.0	0.0	0.0	0.1
Foreign exchange loss	2.7	3.9	7.8	3.9
Accelerated deferred revenue recognized	-	(15.3)	-	(47.7)
Stock-based compensation	(0.1)	0.9	1.2	2.7
Restructuring costs	3.8	(0.0)	4.7	2.3
Gain on liquidation of foreign subsidiary(1)	-	-	-	(0.4)
Gain on sale of long-lived assets	-	0.0	-	(0.1)
kapp Inventory Charge	20.6	-	20.6	-
	26.9	(10.5)	34.4	(39.2)
Tax impact on adjustments(2)	0.5	(3.3)	1.0	(10.9)
Adjustments to net (loss) income, net of tax	26.4	(7.2)	33.4	(28.3)
Adjusted Net (Loss) Income	$(23.1)	$ 2.2	$ (27.3)	$5.4
Additional adjustments to Adjusted Net (Loss) Income
Income tax expense (recovery)(3)	17.3	(0.3)	14.9	(0.8)
Depreciation in cost of sales	1.7	1.3	3.7	4.0
Depreciation of property and equipment	1.7	2.8	6.5	8.8
Interest expense	4.6	5.0	13.9	15.2
Other (income) expense(1)	(0.5)	0.1	(0.7)	(0.1)
Adjusted EBITDA	$ 1.7	$ 10.9	$10.9	$ 32.5
As a percent of revenue(4)	2.2%	9.8%	3.9%	9.4%
Adjusted Net (Loss) Income per share
(Loss) earnings per share - basic	$(0.41)	$ 0.08	$ (0.50)	$ 0.28
Adjustments to net (loss) income, net of tax, per share	0.22	(0.06)	0.28	(0.24)
Adjusted Net (Loss) Income per share - basic	$(0.19)	$ 0.02	$ (0.22)	$ 0.04

(Loss) earnings per share - diluted	$(0.41)	$ 0.07	$ (0.50)	$ 0.27
Adjustments to net (loss) income, net of tax, per share	0.22	(0.05)	0.28	(0.23)
Adjusted Net (Loss) Income per share - diluted	$(0.19)	$ 0.02	$ (0.22)	$ 0.04
(1)	Included in Other (income) expense in the consolidated statements of operations.
(2)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar- denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(3)	Income tax expense of $16.8 million and $13.9 million for the three and nine months ended December 31, 2015 (2014 - $3.1 million and $10.1 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Income of $0.5 million and $1.0 million for the three and nine months ended December 31, 2015 (2014 - $3.3 million and $10.9 million).
(4)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by Adjusted Revenue.

For more information, please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.5486

JodyKehler@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2016 SMART Technologies. SMART kapp, kapp iQ, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.